

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 2, 2018

<u>Via E-mail</u>
Jonathan Cohen
Chief Executive Officer
20/20 GeneSystems, Inc.
9430 Key West Ave.
Rockville, MD 20850

>   **Re: 20/20 GeneSystems, Inc.**
>   **Amendment No. 1 to**
>   **Offering Statement on Form 1-A**
>   **Filed June 22, 2018**
>   **File No. 024-10816**

Dear Mr. Cohen:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 5, 2018 letter.

<u>Prospectus cover page</u>

1. Please disclose the termination date of the offering. See Item 1(e) of Part II.

2. We note the statement on page 22 that investors will be charged a non-refundable transaction fee equal to 2%. Please advise us if this fee will be in addition to any brokerage or similar fees to be incurred by investors. If so, please revise here and risk factors to clarify the extent to which investors will be charged an extra 2% for purchasing your securities.

Summary, page 1

3. We note the waiver of the right to a jury trial provision contained in Section 7 of your Subscription Agreement. Please revise your offering circular to provide risk factor disclosure which discusses the effects of such a provision on your investors.

4. Please clarify whether the waiver of the right to a jury trial applies to claims made under the federal securities laws.

5. We also note the provision contained in Section 7 of your Subscription Agreement that establishes Delaware as the exclusive forum for state and federal claims relating to the agreement. Please revise your offering circular to provide risk factor disclosure which discusses the effects of such a provision on your investors. Please also clarify whether the exclusive forum applies to claims made under the federal securities laws.

6. Please disclose the terms from Section 1 of the Subscription Agreement, including the minimum subscription amounts and irrevocability. Please also revise risk factors and where appropriate to address the information in Sections 4(f) and 6.

7. Please advise us of the enforceability of Section 7 of the Subscription Agreement regarding review and consultation with counsel.

Description of Business, page 25

8. We note your revised disclosure and response to comment 2. Please disclose the basis for your belief that Paula's Test is the "first combinatorial blood test … that incorporates a machine learning algorithm" and the statement that "no marketed product currently competes with [y]our proposed OneTest multi (pan) cancer test."

Our Commercial Approach, page 29

9. We note your response to comment 3. Please revise to clarify the significant milestones for commercialization of your tests which are currently in development. For example, it remains unclear what material achievements you must accomplish to make your tests "available at pharmacy chains and walk-in clinics" and "national clinical laboratory testing chains such as LabCorp or Quest Diagnostics."

Financial Statements
Note 7 – Stockholders' Equity
Preferred Stock
Liquidation Rights, page F-15

10. Please tell us how you determined that your preferred stock need not be presented in temporary equity given the deemed liquidation provisions, where redemption may be outside of your control. Refer to ASC 480-10-S99-3A.

Exhibits

11. Please file the PHS, MdBio and Abbot Molecular agreements or advise us why you believe they are not required to be filed under Item 17 of Part III.

You may contact Linda Cvrkel at (202) 551-3813 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Louis A. Bevilacqua, Esq.
        Bevilacqua PLLC